                                  SCHEDULE 13D

                                 (RULE 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 15)



                           ALLIANCE GAMING CORPORATION
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.10 per Share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    36465410
 -------------------------------------------------------------------------------
                                 (CUSIP Number)



                                 Alfred H. Wilms
                             2, BUS 6, St. Jansvliet
                                  2000 Antwerp
                                     BELGIUM
                          Telephone: 011-32-32-314-146
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report to acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                               Page 1 of 4 Pages
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                                  SCHEDULE 13D

CUSIP NO.:  36465410

(1)   NAME OF REPORTING PERSON:           Alfred H. Wilms

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
           No Social Security Number

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)

      (b)

(3)   SEC USE ONLY



(4)   SOURCE OF FUNDS:

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION: Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (7)         SOLE VOTING POWER:      3,832,892

      (8)         SHARED VOTING POWER:  0

      (9)         SOLE DISPOSITIVE POWER: 3,832,892

      (10)        SHARED DISPOSITIVE POWER:  0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    3,832,892

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.6%

(14)  TYPE OF REPORTING PERSON:           IN


                               Page 2 of 4 Pages
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            Alfred H. Wilms (the "Reporting Person") hereby amends and supplements his Schedule 13D as previously amended, originally filed January 9, 1984, relating to the shares of common stock, par value $.10 per share ("Issuer Common Stock"), of Alliance Gaming Corporation, a Nevada corporation (the "Issuer"), with principal executive offices at 6601 South Bermuda Rd., Las Vegas, Nevada 89119.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, the Reporting Person beneficially owns 3,832,892 shares(1) of Issuer Common Stock (7.6% of outstanding).

      (b) Subject to the terms of his irrevocable proxy and the Stockholders Agreement, as amended, described in and filed as exhibits to Amendment No. 11 to the Reporting Person's Schedule 13D, the Reporting Person has sole power to vote or dispose of the 3,832,892 shares.

            Between November 6, 2003 and November 21, 2003, the Reporting Person disposed of an aggregate of 300,400 shares of Issuer Common Stock upon the exercise of exchange traded calls that he had written for a total consideration of $7,012,500 as follows:

 Date             No. of Shares Sold             Price Per Share
------           --------------------            ---------------
11/06/2003            (1,000)                         22.50
11/10/2003              (400)                         22.50
11/13/2003            (1,000)                         22.50
11/14/2003              (700)                         25.00
11/21/2003          (100,700)                         25.00
11/21/2003          (196,600)                         22.50



----------
1 This number reflects the two-for-one stock splits of Issuer Common Stock effective August 21, 2001 and April 9, 2002.


                               Page 3 of 4 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2003



                                                By: /s/ Alfred H. Wilms
                                                    -------------------
                                                      Alfred H. Wilms

                                Page 4 of 4 Pages